Exhibit 99.4

CONSENT OF PETER H.O. CLAUDY

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the Proxy Statement/Prospectus constituting a part thereof, and all amendments thereto.

/S/ PETER H.O. CLAUDY
Peter H.O. Claudy

Boston, Massachusetts

September 30, 2004